As filed with the Securities and Exchange Commission on November 4, 1998


                                                    Registration Nos: 33-64179
                                                                     333-49647
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                POST-EFFECTIVE

                               AMENDMENT NO. 2

                                      to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                      CHRYSLER FINANCIAL COMPANY L.L.C.
            (Exact name of registrant as specified in its charter)

                MICHIGAN                                       52-2109803
    (State or other jurisdiction of                         (I.R.S. Employer
     incorporation or organization)                        Identification No.)

         27777 Franklin Road Southfield, Michigan 48034 (248) 948-3062 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        CHRISTOPHER A. TARAVELLA, ESQ.
                             27777 Franklin Road
                          Southfield, Michigan 48034
                                (248) 948-3062
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                               with a copy to:
                         MICHAEL L. FITZGERALD, ESQ.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.
                              ----------------
      If only securities being registered on this Form are being offered to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              ----------------

      This Post-Effective Amendment No. 2 to Registration Statements on Form S-3 Nos. 33-64179 and 333-49647 is being filed pursuant to Rule 414 under the Securities Act of 1933 by the Registrant, the successor to Chrysler Financial Corporation, a Michigan corporation, following a merger of Chrysler Financial Corporation into Chrysler Financial Company L.L.C., a Michigan limited liability company. The merger was effective as of October 25, 1998. The Registrant hereby expressly adopts the Registration Statements referred to above as its own registration statements for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934.


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                              ----------------

      Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement is a combined prospectus and relates to Registration Statements on Form S-3 Nos. 33-64179 and 333-49647 that were previously filed by Chrysler Financial Corporation.
==============================================================================


                              EXPLANATORY NOTE

     This Post-Effective Amendment No. 2 to the Registration Statements on Form S-3 (File Nos. 333-49649 and 33-64179) of Chrysler Financial Company L.L.C. (formerly Chrysler Financial Corporation)(the "Registration Statements") is being filed solely to include additional exhibits as part of the Registration Statements.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

      The Registrant estimates that expenses (other than underwriting discounts and commissions) in connection with the offering described in this Registration Statement will be as follows:

Item 14. Other Expenses of Issuance and Distribution.

Registration fee ....................................   $2,360,000
Printing and engraving expenses .....................      250,000
Accounting fees and expenses ........................      400,000
Blue Sky fees and expenses ..........................       50,000
Rating agency fees  ..................................   1,500,000
Miscellaneous .......................................       40,000
                                                        ----------
    Total ...........................................   $4,600,000
                                                        ==========

Item 15. Indemnification of Directors and Officers.


      Section 3.5 of the Amended and Restated Operating Agreement of the Registrant provides that to the fullest extent permitted by the Michigan Limited Liability Company Act, the Registrant to the extent of its assets legally available for such purpose, will indemnify and hold harmless each person who is or was a manager, officer, committee member, employee, member, or who serves or may have served at the Registrant's request as a member, director, manager, officer, or employee of any company or corporation that the Registrant owns directly or indirectly, and any member's respective shareholders, directors, officers, agents, affiliates and professional or other advisors (collectively, the "Indemnified Persons") from and against any and all loss, cost, damage, expense (including, without limitation, fees and expenses of attorneys and other advisors and any court costs incurred by any Indemnified Person) or liability by reason of anything any Indemnified Person does or refrains from doing for, or in connection with the business or affairs of, the Registrant and its subsidiaries and affiliates, except to the extent that it is finally judicially determined by a court of competent jurisdiction that the loss, cost, damage, expense or liability resulted primarily from the Indemnified Person's negligence, misconduct in the performance of his or her duty, or willful breach of a material provision of the Amended and Restated Operating Agreement which in any event causes actual material damage to the Registrant. The Registrant may pay in advance or reimburse reasonable expenses (including advancing the reasonable cost of defense) incurred by an Indemnified Person who is, or is threatened to be, named or made a defendant or a respondent in a proceeding concerning the business and affairs of the Registrant. Reference is made to
Exhibit 3-B to this Registration Statement for the complete texts of Section
3.5 of the Amended and Restated Operating Agreement. Pursuant to the provisions of the Underwriting Agreement annexed to the Registration Statement as Exhibit 1-A and the Distribution Agreement annexed to the Registration Statement as Exhibit 1-B, certain officers, managers and controlling persons of the Registrant are indemnified by the Underwriters thereunder for certain information provided by the Underwriters expressly for use in the Registration Statement.


      Insofar as indemnification for liabilities arising under the Securities Act of 1933 by the Registrant may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and therefore may be unenforceable. If a claim for indemnification against such liabilities (except insofar as it provides for the payment by the Registrant of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted against the Registrant by a director, officer or controlling person in connection with the securities offered hereby and the Securities and Exchange Commission is still of the same opinion, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

Item 16. Exhibits

      (a)


Exhibit Number
(Referenced to
  Item 601 of
Regulation S-K)                      Description of Exhibit
---------------                      ----------------------
      1-A            Copy of Form of Underwriting Agreement.+
      1-B            Copy of Form of Distribution Agreement.+
      1-C            Copy of Form of Remarketing Agreement.+
      2-A            Copy of Plan of Merger, dated as of October 22
                     1998, between Chrysler Financial Corporation and
                     Chrysler Financial Company L.L.C.*
      3-A            Copy of Articles of Organization of
                     Chrysler Financial Company L.L.C.+
      3-B            Copy of Amended and Restated Operating Agreement of
                     Chrysler Financial Company L.L.C.*
      4-A            Copy of Indenture, dated as of February 15, 1988,
                     between Chrysler Financial Corporation and
                     Manufacturers Hanover Trust Company, Trustee,
                     thereafter succeded by United States Trust Company of
                     New York, as successor Trustee. Filed as Exhibit 4-A
                     to Registration No. 33-23479 of Chrysler Financial
                     Corporation, and incorporated herein by reference.
      4-B            Copy of First Supplemental Indenture, dated as of
                     March 1, 1988, between Chrysler Financial Corporation
                     and Manufacturers Hanover Trust Company, Trustee,
                     thereafter succeded by United States Trust Company of
                     New York, as successor Trustee, to the Indenture,
                     dated as of February 15, 1988, beween such parties.
                     Filed as Exhibit 4-L to the Annual Report of Chrysler
                     Financial Corporation on Form 10-K for the year ended
                     December 31, 1987, and incorporated herein by
                     reference.
      4-C            Copy of Second Supplemental Indenture, dated as of
                     September 7, 1990, between Chrysler Financial
                     Corporation and Manufacturers Hanover Trust Company,
                     Trustee, thereafter succeded by United States Trust
                     Company of New York, as successor Trustee, to the
                     Indenture, dated as of February 15, 1988, beween such
                     parties. Filed as Exhibit 4-M to the Quarterly Report
                     of Chrysler Financial Corporation on Form 10-Q for
                     the quarter ended September 30, 1990, and
                     incorporated herein by reference.
      4-D            Copy of Third Supplemental Indenture, dated as of May
                     4, 1992, between Chrysler Financial Corporation and
                     United States Trust Company of New York, as successor
                     Trustee, to the Indenture, dated as of February 15,
                     1988 beween Chrysler Financial Corporation and
                     Manufacturers Hanover Trust Company. Filed as Exhibit
                     4-N to the Quarterly Report of Chrysler Financial
                     Corporation on Form 10-Q for the quarter ended June
                     30, 1992, and incorporated herein by reference.
      4-E            Copy of Fourth Supplemental Indenture, dated as of
                     October 1, 1998, between Chrysler Financial Company
                     L.L.C., as successor to Chrysler Financial
                     Corporation, and United States Trust Company of New
                     York, as successor Trustee, to the Indenture, dated
                     as of February 15, 1988, between Chrysler Financial
                     Corporation and Manufacturers Hanover Trust Company.+
      4-F            Copy of Forms of Warrant Agreements.+
      4-G            Form of Fixed Rate Redeemable or Non-redeemable Note.+
      4-H            Form of Fixed Rate Medium-Term Note.+
      4-I            Form of Floating Rate Medium-Term Note.+

                                    II-2


Exhibit Number
(Referenced to
  Item 601 of
Regulation S-K)                      Description of Exhibit
---------------                      ----------------------
      4-J            Form of Multi-Currency Fixed Rate Medium-Term Note.+
      4-K            Form of Multi-Currency Floating Rate Medium-Term
                     Note.+
      4-L            Form of Floating Rate (LIBOR-Based) Note.+
      5              Opinion of Christopher A. Taravella, Esq., Vice
                     President and General Counsel of Chrysler Financial
                     Company L.L.C., including consent.+
      12-A           Chrysler Financial Company L.L.C. and Subsidiaries
                     Computations of Ratios of Earnings to Fixed Charges.+
      12-B           Chrysler Corporation Consolidated Computations of
                     Ratios of Earnings to Fixed Charges.+
       15            Letter re: unaudited interim financial information.*
      23-A           Consent of Christopher A. Taravella, Esq. (included
                     in Exhibit 5)+
      23-B           Consent of Deloitte & Touche LLP.*
       24            Power of attorney pursuant to which the signatures of
                     certain managers of Chrysler Financial Company L.L.C.
                     have been affixed to this Registration Statement.+
       25            Statement of Eligibility and Qualification of Trustee
                     on Form T-1.+

                   * Filed herewith.
                   + Previously filed.

Item 17. Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3)
            of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events
            arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to
            the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield and State of Michigan, on the 4th day of November, 1998.


                                           CHRYSLER FINANCIAL COMPANY L.L.C.
                                                     (Registrant)

                                           By /s/       D.L. DAVIS
                                              ------------------------------
                                                        D.L. Davis
                                                  Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Principal executive officer:                                      Date


 /s/       D.L. DAVIS                  Chairman of          November 4, 1998
--------------------------------       the Board
           D.L. Davis

Principal financial officer:

 /s/       T.F. GILMAN                Vice President        November 4, 1998
--------------------------------      and Chief Financial
           T.F. Gilman                Officer

Principal accounting officer:

 /s/       D.H. OLSEN               Vice President and      November 4, 1998
--------------------------------        Controller
           D.H. Olsen

Managers:                                                   Date

 /s/         T.P. CAPO*            Manager            November 4, 1998
--------------------------------
             T.P. Capo

 /s/         D.L. DAVIS*           Manager            November 4, 1998
--------------------------------
             D.L. Davis

 /s/        R.L. FRANSON*          Manager            November 4, 1998
--------------------------------
            R.L. Franson

 /s/      W.J. O'BRIEN III*        Manager            November 4, 1998
--------------------------------
          W.J. O'Brien III

 /s/        G.C. VALADE*           Manager            November 4, 1998
--------------------------------
            G.C. Valade

*By  /s/    B.C. BABBISH
    ----------------------------
            B.C. Babbish
          Attorney-in-Fact
          November 4, 1998

Exhibit Number
(Referenced to
  Item 601 of
Regulation S-K)                      Description of Exhibit
---------------                      ----------------------
      1-A            Copy of Form of Underwriting Agreement.+
      1-B            Copy of Form of Distribution Agreement.+
      1-C            Copy of Form of Remarketing Agreement.+
      2-A            Copy of Plan of Merger, dated as of October 22
                     1998, between Chrysler Financial Corporation and
                     Chrysler Financial Company L.L.C.*
      3-A            Copy of Articles of Organization of
                     Chrysler Financial Company L.L.C.+
      3-B            Copy of Amended and Restated Operating Agreement of
                     Chrysler Financial Company L.L.C.*
      4-A            Copy of Indenture, dated as of February 15, 1988,
                     between Chrysler Financial Corporation and
                     Manufacturers Hanover Trust Company, Trustee,
                     thereafter succeded by United States Trust Company of
                     New York, as successor Trustee. Filed as Exhibit 4-A
                     to Registration No. 33-23479 of Chrysler Financial
                     Corporation, and incorporated herein by reference.
      4-B            Copy of First Supplemental Indenture, dated as of
                     March 1, 1988, between Chrysler Financial Corporation
                     and Manufacturers Hanover Trust Company, Trustee,
                     thereafter succeded by United States Trust Company of
                     New York, as successor Trustee, to the Indenture,
                     dated as of February 15, 1988, beween such parties.
                     Filed as Exhibit 4-L to the Annual Report of Chrysler
                     Financial Corporation on Form 10-K for the year ended
                     December 31, 1987, and incorporated herein by
                     reference.
      4-C            Copy of Second Supplemental Indenture, dated as of
                     September 7, 1990, between Chrysler Financial
                     Corporation and Manufacturers Hanover Trust Company,
                     Trustee, thereafter succeded by United States Trust
                     Company of New York, as successor Trustee, to the
                     Indenture, dated as of February 15, 1988, beween such
                     parties. Filed as Exhibit 4-M to the Quarterly Report
                     of Chrysler Financial Corporation on Form 10-Q for
                     the quarter ended September 30, 1990, and
                     incorporated herein by reference.
      4-D            Copy of Third Supplemental Indenture, dated as of May
                     4, 1992, between Chrysler Financial Corporation and
                     United States Trust Company of New York, as successor
                     Trustee, to the Indenture, dated as of February 15,
                     1988 beween Chrysler Financial Corporation and
                     Manufacturers Hanover Trust Company. Filed as Exhibit
                     4-N to the Quarterly Report of Chrysler Financial
                     Corporation on Form 10-Q for the quarter ended June
                     30, 1992, and incorporated herein by reference.
      4-E            Copy of Fourth Supplemental Indenture, dated as of
                     October 1, 1998, between Chrysler Financial Company
                     L.L.C., as successor to Chrysler Financial
                     Corporation, and United States Trust Company of New
                     York, as successor Trustee, to the Indenture, dated
                     as of February 15, 1988, between Chrysler Financial
                     Corporation and Manufacturers Hanover Trust Company.+
      4-F            Copy of Forms of Warrant Agreements.+
      4-G            Form of Fixed Rate Redeemable or Non-redeemable Note.+
      4-H            Form of Fixed Rate Medium-Term Note.+
      4-I            Form of Floating Rate Medium-Term Note.+



Exhibit Number
(Referenced to
  Item 601 of
Regulation S-K)                      Description of Exhibit
---------------                      ----------------------
      4-J            Form of Multi-Currency Fixed Rate Medium-Term Note.+
      4-K            Form of Multi-Currency Floating Rate Medium-Term
                     Note.+
      4-L            Form of Floating Rate (LIBOR-Based) Note.+
      5              Opinion of Christopher A. Taravella, Esq., Vice
                     President and General Counsel of Chrysler Financial
                     Company L.L.C., including consent.+
      12-A           Chrysler Financial Company L.L.C. and Subsidiaries
                     Computations of Ratios of Earnings to Fixed Charges.+
      12-B           Chrysler Corporation Consolidated Computations of
                     Ratios of Earnings to Fixed Charges.+
       15            Letter re: unaudited interim financial information.*
      23-A           Consent of Christopher A. Taravella, Esq. (included
                     in Exhibit 5)+
      23-B           Consent of Deloitte & Touche LLP.*
       24            Power of attorney pursuant to which the signatures of
                     certain managers of Chrysler Financial Company L.L.C.
                     have been affixed to this Registration Statement.+
       25            Statement of Eligibility and Qualification of Trustee
                     on Form T-1.+

                   * Filed herewith.
                   + Previously filed.